ELBIT IMAGING LTD.
2 Weitzman Street
Tel Aviv, Israel

June 8, 2010

Via EDGAR
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C.20549

Re:	Elbit Imaging Ltd.
Form 20-F Filed June 26, 2009
File No. 000-28996

Dear Mr. Kluck:

We refer to the comment (the “Comment”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission") on the filing referenced above, set forth in its letter dated April 15, 2010.

For reference purposes, the Comment has been reproduced herein, followed by our response.

Item 19. Exhibits

1.
We note your response to comment 1 of our letter dated March 15, 2010. In response to our comment, you state that the agreement with your chairman is a management contract and that you are not required to file it pursuant to Item 19.4(c)(v) of Form 20-F. We are unable to agree with your conclusion. We note that the agreement is between you and the management company controlled by Zisser and not directly between you and Mr. Zisser. We also note that your disclosure that Mr. Zisser is not your employee and that his company is required to indemnify you in the event it is determined that he is an employee. In light of this, it appears that the agreement between you and Mr. Zisser's management company is a material business contract. Therefore, please file the agreement as required by Item 19.4(b)(i) for Form 20-F.

Response:

As discussed in the telephone conversation held on May 28, 2010, among legal counsel to the Company and you and other members of the Staff, the Company will file with the Commission an English translation of the management contract with the company owned by Mr. Zisser on a report on Form 6-K and incorporate it by reference into the Company's annual reports on Form 20-F for the years ended December 31, 2008 and 2009 and, if applicable, in future filings.

With respect to a new member of management who provides his services to the Company pursuant to a management contract with a company that conducts no other active business, the terms of which contract are not required to be disclosed in the Company's home country and are not otherwise publicly disclosed by the Company, the Company will not disclose the terms of such contract on an individual basis or file with the Commission a copy of such contract. However, the Company will disclose, commencing with its annual report on Form 20-F for the year ending December 31, 2010, that the services of the new member of management are being provided by such a management company.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6012 or our attorney Adam M. Klein at +972-3-608-9947.

Very truly yours,

/s/ Doron Moshe

Doron Moshe
Chief Financial Officer